December 10, 2007
VIA FACSIMILE (202) 772-9204
AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Must Haves, Inc. Registration Statement on Form 10-SB Filed September 14, 2007 File No. 0-52810
Dear Mr. Owings:
     On behalf of Must Haves, Inc. (the “Company”), we hereby submit responses to the staff’s Comment Letter dated October 11, 2007. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. In addition, we have updated the registration statement to include September 30 unaudited financial information. All references to revisions may be found in Amendment No. 1 to the Form 10-SB submitted for filing this December 10.
     General
     1. The Company intends to proceed with the registration statement.
     2. We have inserted page numbers in the document.
     Part I, Item 1, Description of Business
     3. Please elaborate upon this discussion to provide additional information about your business and your future plans. Specifically, elaborate upon the following:

United States Securities and Exchange Commission
December 10, 2007

a.	Describe in greater detail your product, how it is made and your recommended retail sales price;

b.	Disclose whether you have continued to outsource production of your products notwithstanding the fact that demand appears to have declined;

c.	Elaborate upon the types of boutiques to which you sell your products, where they are located and whether you are dependent upon any particular customer for your business;

d.	Describe your marketing efforts; and

e.	Explain what your future plans are as it relates to expanding the business, as applicable.

RESPONSE:	We have expanded our description of the business to address the foregoing comments.
     4. We note your description under “Sales and Marketing” of the limited joint venture with lingerie manufacturer On Gossamer. Please indicate in this paragraph (as you do later, in your Management’s Discussion and Analysis of Financial Condition and Results of Operations) that the joint venture terminated in 2005, or that the joint venture is no longer in existence.

RESPONSE:	We have revised to disclose that the joint venture terminated in March 2005.
     5. In your description of the women’s apparel market in which you compete, please indicate whether, to your knowledge, any of your competitors sell bra straps like yours. Please also describe the methods of competition in your industry. See Regulation S-B, Item 101(b)(4).

RESPONSE:	We have revised the section titled “Competition” to describe competitors and the methods of competition in our industry.
     6. Please disclose the duration of your registered and common law trademarks, respectively. See Regulation S-B, Item 101(b)(7).

RESPONSE:	We have revised by creating a separate subsection titled “Trademarks” which discloses the statutory duration of the Company’s registered trademarks and assertions about the use of the Company’s common law trademark. For consistency, we have also revised the risk factor on page 8.

United States Securities and Exchange Commission
December 10, 2007

     7. We note your statement that “Other than Stella Gostfrand, our President, we have no full-time employees.” Please indicate whether you have any employees other than full-time employees. For example, disclose whether the non-exclusive representatives you mention are employees of yours and how you compensate them. See Regulation S-B, Item 101(b)(12).

RESPONSE:	We have revised to clarify that Stella Gostfrand is the sole employee of the Company. Under the subsection titled “Sales and Marketing”, we have added disclosure about commissions paid to non-exclusive representatives on retail sales.
Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations
     8. Please revise to explain the reasons for the material changes from period to period in cost of revenue as a percentage of revenue and general and administrative expenses. See Item 303(b) of Regulation S-B.

RESPONSE:	We have revised to explain material changes as a percentage of revenue and general and administrative expenses.
     9. In your discussion of liquidity and capital resources, you provide historical information regarding your sources of cash. Revise your discussion to explain what your prospective sources are for your short- and long-term liquidity. See Regulation S-B, Item 303(b)(1)(i) and (ii).

RESPONSE:	We have revised to disclose that the Company believes cash flow from operations and proceeds received from a private offering will be sufficient to fund operations for the next 12 months. We have further disclosed that the Company may require additional funding for future expansion or acquisitions which it anticipates obtaining from its founder in the form of loans to the Company or through third party financing or through the sale of securities in a private offering.
     10. Several of the subheadings in your Risk Factors section are too vague and generic to adequately describe the risk that follows. For example, you use the subheading “We have a limited operating history and limited resources.” This subheading is not descriptive. Please revise your subheadings so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies’ offering documents, they are probably too generic. Also, please avoid boilerplate risks that could apply to any company. For example, the risk described under “We will require additional capital to fully implement our business objectives...” could apply to any

United States Securities and Exchange Commission
December 10, 2007

company, since all companies will require additional capital. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. For example, explain why your company in particular might find it difficult to obtain acceptable terms for such capital. Alternatively, delete this risk factor. Similarly, please elaborate upon the risks described under “If we fail to promote and maintain our brand, then our business, operating results, financial condition and our ability to attract customers will be materially affected” and “Retailers may not accept our products and this could result in our failure to increase revenues and achieve profitability.”

RESPONSE:	We have revised the generic risk factor “We have a limited operating history and limited resources” and added two additional factors that address costs of regulatory compliance and the lack of experience of our sole employee in managing a public company. We have incorporated parts of “We will require additional capital to fully implement our business objectives...” into the risk factor immediately following and deleted “Retailers may not accept our products and this could result in our failure to increase revenues and achieve profitability”. We have also revised the risk factor “If we fail to promote and maintain our brand, then our business, operating results, financial condition and our ability to attract customers will be materially affected” to discuss the risks we anticipate in maintaining brand awareness in light of competition against large manufacturers and retail distributors.
     11. Some of your risk factors do not fully develop the risk you are trying to disclose and appear to merely state a fact about the company. For example, in the risk factor “We do not intend to pay dividends in the future” it does not appear that there is an associated risk with this statement. See also “There is currently no public market for the securities and there is limited transferability.” You must explain more specifically why each constitutes a risk of which investors should be aware. If you are unable to describe why any facts disclosed in this section constitute a risk, please delete the risk factor.

RESPONSE:	We have deleted the risk factor regarding non payment of dividends and revised the risk factor that addresses the lack of a public market for the securities of the Company.
Part I, Item 7. Certain Relationships and Related Transactions and Director Independence
     12. You indicate under Item 5 that Mrs. Gostfrand has made loans to the company in the past. Please disclose the terms of these loans here or explain to us why you have not disclosed them. See Regulation S-B, Item 404. See also comment 19.

United States Securities and Exchange Commission
December 10, 2007

RESPONSE:	We have revised to disclose the terms of the loans from Mrs. Gostfrand in Item 7.
Part I, Item 8, Description of Securities
     13. It is unclear to us why you disclose that you elected not to be governed by the Florida Control Share Act when Article X of your Amended and Restated Articles of Incorporation indicates that “[t]his Corporation expressly elects to be governed by Section 607.0902 of the Florida Business Corporation Act, as amended from time to time, relating to control share acquisitions.” Please advise or revise.

RESPONSE:	The typographical error has been corrected to state that the Company has expressly elected to be governed by the Control Share Act.
Part II, Item 1, Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters
     14. We note your disclosure under Part II, Item 4, “Recent Sales of Unregistered Securities,” regarding the common stock granted to Mr. Stein and Arnstein & Lehr LLP in exchange for consulting and legal services rendered to the company. Please refer to Regulation S-B, Item 201(d), Instructions to Paragraph (d), and tell us why these grants do not constitute individual compensation arrangements that should be disclosed pursuant to this Item. Alternatively, please add this disclosure.

RESPONSE:	Tabular disclosure required under Item 201(d) of Regulation S-B refers to compensation plans (including individual compensation arrangements) under which equity securities of the small business issuer are authorized for issuance with emphasis on equity securities issuable upon exercise of options or warrants. The securities in question have already been issued and were not issued upon exercise of a derivative instrument.
     15. We note that you intend to apply for quotation of your common stock on the Over The Counter Bulletin Board. Aside from indicating that you have not yet contacted a market-maker, please also indicate that there is no assurance that a market-maker will be obtained.

RESPONSE:	We have revised accordingly.
     16. In your discussion under “Dividends,” please disclose the amount of the dividends that were paid to Mrs. Gostfrand for the last two fiscal years. See Regulation S-B, Item 201(c)(1).

United States Securities and Exchange Commission
December 10, 2007

RESPONSE:	Mrs. Gostfrand received dividends in the amount of $74 for 2005 and $10,381 in 2006. We have revised this section as well as the disclosure in Part I, Item 5 for consistency.
Part II, Item 4, Recent Sales of Unregistered Securities
     17. With respect to the shares issued to Mr. Stein and Arnstein & Lehr LLP, please disclose the facts upon which you relied in using the Securities Act exemptions from the registration requirements. See Regulation S-B, Item 701(d).

RESPONSE:	We have revised to disclose the information and facts relied upon by the Company, including the lack of advertising or general solicitation; the relationship of the parties to the Company and their knowledge of the Company’s activities and financial status; and the status of each as an accredited investor.
Part II, Financial Statements for Fiscal Year Ended December 31, 2006
     18. We note your disclosure under Item 8 that in February 2007 you implemented a 1 for 19,250 forward stock split and changed your common stock to no par value common stock. Please revise your balance sheets, statements of income, and statements of changes in stockholders’ equity to give retroactive effect to these changes in your capital structure. Also add a note to your financial statements to disclose the retroactive treatment, explain the change made and state the date the change became effective. See SAB Topic 4.C.

RESPONSE:	We have revised the balance sheets, statements of income and statements of changes in stockholders’ equity to reflect this change in capital structure. In addition, we have disclosed in the footnotes to the financial statements the retroactive treatment and the date of effectiveness. See Note 4.
Balance Sheets, page 2
     19. We note that you have loans from your shareholder reflected on your balance sheet. Please provide notes to your financial statements that disclose when the loans were made, whether the loans bear interest and the repayment terms of the loans. If the loans do not bear interest, please either revise your financial statements to provide for imputed interest expense or provide an analysis of the amounts due to or from the shareholder along with the average balance due to or from the shareholder for each period for which an income statement is provided. See the Interpretive Response to Question 4 in SAB Topic 1.B1.

United States Securities and Exchange Commission
December 10, 2007

RESPONSE:	We have revised our financial statements and disclosures to include the terms of the loans. The loans do not bear interest; therefore, we have imputed interest on the average balance of the loan and disclosed this accordingly. See Note 2.
Statements of Income, page 3
     20. Please disclose on the face of your statements of income pro forma income tax expense, net income, and earnings per share giving effect to the income tax expense that would have been incurred had you been a taxable entity during the periods presented. At a minimum, such pro forma information should be provided for the fiscal year ended December 31, 2006 and the subsequent interim period ended June 30, 2007, but we would encourage you to include the requested pro forma information for all periods prior to becoming a taxable entity. If you elect to present pro forma income tax information for all periods prior to becoming a taxable entity, you should continue to disclose in future filings this same pro forma information until your taxable status is reflected in the historical financial statements for all periods presented. See SAB Topic 4:B.

RESPONSE:	We have reviewed SAB Topic 4:B and believe that our statement is in accordance with standards based on our interpretation that the foregoing is not required at the interim, or any level. Please advise if the staff intended to reference a different Topic.
     21. We note that your founder, sole officer and sole employee has received no salary or compensation for her services and that you do not own or lease any real or personal property. Please revise your financial statements to recognize expense for the fair value of the services and facilities provided at no cost along with a corresponding contribution to capital such that your financial statements reflect all costs of doing business. In addition, please provide footnotes which explain how you determined the value of such donated services and facilities. See SAB Topics 1.B. and 5.T.

RESPONSE:	The financial statements have been revised to include the fair value of services and facilities contributed by the stockholder and disclosed in the footnotes the determination of the value of such contributed services and facilities. See Note 3.
Note 1. Summary of Significant Accounting Policies, page 6
     22. Please revise your accounting policy for revenue recognition to be more specific. For instance, please state whether you recognize product revenues upon shipment or upon delivery and acceptance. Also disclose your accounting policy regarding sales returns.

United States Securities and Exchange Commission
December 10, 2007

RESPONSE:	We have revised Note 1 to the audited and interim financial statements accordingly. See subheading “Revenue Recognition”.
     23. Please disclose the types of costs included in cost of revenue and in general and administrative expense. Specifically, disclose where you classify inbound and outbound freight costs, shipping and handling costs, distribution costs and warehousing costs. If shipping and handling costs are excluded from cost of revenue, please disclose the amount of these costs for each period presented. See EITF 00-10.

RESPONSE:	We have revised Note 1 to the audited and interim financial statements accordingly. See subheadings “Cost of Revenue” and “General and Administrative Expenses”.
     24. To the extent revenues from a single customer exceed 10 percent of your total revenues during any period presented, please disclose the amount of revenues from each such customer. See paragraph 39 of SFAS No. 131.

RESPONSE:	No single customer is responsible for 10% or greater of the Company’s revenues during any period. We have revised Note 1 to the financial statements accordingly (see subheading “Revenue Recognition”). We have further clarified under Part I, Item 1, “Sales and Marketing”.
Financial Statements for Fiscal Period Ended June 30, 2007 General
     25. Please address the comments above in your interim financial statements, as applicable.

RESPONSE:	All comments above have been incorporated into the interim financial statements.
Balance Sheets, page 1
     26. Please revise to present retained earnings as of the date your Sub-Chapter S election was terminated as additional paid in capital assuming a constructive dividend to owners followed by a contribution to capital to the corporation. See SAB Topic 4:B.

RESPONSE:	We have revised accordingly.
     27. Please reclassify your stock subscription receivable from an asset to a reduction of stockholders’ equity unless the receivable was paid in cash prior to the

United States Securities and Exchange Commission
December 10, 2007

publication of the financial statements, in which case disclosure should be made to this effect. See SAB Topic 4.E.

RESPONSE:	All funds for shares issued were received prior to June 30, 2007. We have revised accordingly.
Statements of Income, page 2
     28. Since you have reported losses for the three and six month periods ended June 30, 2007, please revise the title of the statement to be a Statement of Operations. See Section 1200.04 of the AICPA Technical Practice Aids.

RESPONSE:	We have revised the title to the “Statement of Operations”.
     29. Because you became a taxable entity in January 2007, please revise to include a line item for income tax expense or benefit and also provide all of the applicable disclosures required by SFAS 109.

RESPONSE:	We disclosed that a valuation allowance was made for losses with respect to income taxes. Upon review of SFAS 109 in relation to interim financial statement disclosures, we believe we have provided all applicable disclosures required by that standard for interim reporting based on our interpretation that such line items are not required. Please advise if the staff intended to reference a different Statement.
Statements of Cash Flows, page 3
     30. Please revise to present only the net cash proceeds of the June 2007 common stock issuance as a cash flow from financing activities. Common stock issued in exchange for a subscription receivable is a non-cash activity that should not affect cash flows from operating or financing activities. Please also provide footnote disclosure regarding each common stock issuance, including the date of issuance and the issuance price per share. For any shares issued in exchange for stock subscriptions, disclose the terms of the stock subscription agreements.

RESPONSE:	We have revised the statement of cash flows to present the net cash proceeds from the June 2007 common stock issuance and have expanded the footnote disclosures to give additional information as to the issuance dates. See Note 3.
     31. Please add a note to your financial statements that explains how the value of shares issued in exchange for consulting services was determined. Refer, for guidance, to paragraph 7 of SFAS 123R. Also refer to paragraph 64.c. of SFAS 123R.

United States Securities and Exchange Commission
December 10, 2007

RESPONSE:	We have clarified how the value of the shares issued in exchange for services was determined. See Note 3.
Part III, Item 1, Index to Exhibits
     32. Please re-number your exhibits according to Form 10-SB, Part Ill, Item 1(b). Part III, Item 2 of Form 10-SB directs you to Form 1-A, a copy of which can be downloaded from the Commission’s website at http://www.sec.gov/forms/secforms.htm. In Part III, Item 2 of Form 1-A, you will note that the numbering of the exhibits is different from the numbering in Item 601 of Regulation S-K.

RESPONSE:	We have revised accordingly.
     33. You need not include your original Articles of Incorporation as an exhibit if they have been superseded by your Amended and Restated Articles of Incorporation and are no longer in effect. See Form 1-A, Part III, Item 2(2) (“The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.”).

RESPONSE:	We have revised by omitting the initial Articles of Incorporation as an exhibit.
     We believe that our response addresses all of your concerns. If you have additional questions, please contact the undersigned at 954-713-7600.

Very truly yours,
/s/ Joel D. Mayersohn

cc:	Mrs. Stella Gostfrand
Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.